UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 __________________________________
FORM 6-K
  __________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2013
Commission File Number 0-28564

__________________________________
QIAGEN N.V.
__________________________________

Spoorstraat 50
5911 KJ Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   ☐         No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 30, 2013, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2013. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude fair value adjustments to deferred revenue, costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 31, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 30, 2013

Table of Contents	Exhibit 99.1

QIAGEN Reports Second Quarter 2013 Results
and Announces New Share Repurchase Program

•	Q2 2013 results: Adjusted net sales of $316.4 million (+3% CER) on growth in all regions; adjusted operating income of $83.4 million; adjusted diluted EPS of $0.27 per share

•	Making progress to accelerate innovation and growth amid challenging conditions

◦	Building momentum in Personalized Healthcare with FDA approval of therascreen EGFR companion diagnostic and new pharma co-development projects

◦	Next-generation sequencing initiative progressing with launch plans on target

◦	Efficiency project completed with last group of actions to strengthen commercial and marketing operations, freeing up further resources for strategic initiatives

•	New program authorized to repurchase up to $100 million in QIAGEN shares

•	QIAGEN reaffirms guidance for higher adjusted sales and earnings in 2013

Venlo, The Netherlands, July 30, 2013 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the second quarter and first half of 2013 and announced plans to launch a new program to repurchase up to $100 million of its shares.

Adjusted net sales (includes non-GAAP revenues from Ingenuity) in the second quarter rose 3% (+3% at constant exchange rates, CER) to $316.4 million from the second quarter of 2012. Adjusted operating income in the quarter declined 3% to $83.4 million, as the adjusted operating income margin fell to 26% of net sales. Adjusted diluted earnings per share (EPS) rose to $0.27 in the second quarter of 2013 from $0.25 in the year-ago quarter. A restructuring charge of $76 million was taken in the second quarter of 2013 as part of implementing the last group of actions to complete a major efficiency project designed to free up resources for reallocation to strategic initiatives.
“QIAGEN delivered growth across all regions in the second quarter of 2013 despite challenging economic conditions, particularly given the funding concerns for life sciences research in the United States and Europe. Our focus on accelerating innovation and growth is delivering value with improving results in Molecular Diagnostics, Pharma and Academia,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “Multiple growth drivers are propelling QIAGEN forward, including the QuantiFERON-TB latent tuberculosis test, our industry-leading Personalized Healthcare portfolio and the successful QIAsymphony automation platform. We are moving ahead with plans to provide a unique solution for targeted areas of next-generation sequencing with a differentiated GeneReader sample-to-result workflow that integrates our rapidly expanding portfolio of GeneRead NGS assay panels and Ingenuity's gold-standard biological data interpretation solutions. We are completing the transformation of QIAGEN through an efficiency project that has strengthened our capabilities to capture growth opportunities in a fast-changing environment. Our conviction about QIAGEN's growth prospects is backed by a new $100 million share repurchase program. Based on the solid results in the first half of the year, QIAGEN continues to be well-positioned to achieve its goals for 2013.”

Second quarter 2013 results

	Q2 2013	Q2 2012	Change
In $ millions, except per share information			$	CER
Net sales	316.4	307.2	3%	3%
Net sales, adjusted
Operating income, adjusted	83.4	86.4	-3%
Net income, adjusted	64.2	60.8	6%
Diluted EPS, adjusted	$0.27	$0.25
For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition on April 29, 2013. Due to purchase accounting rules, reported net sales is reduced by fair value adjustments to deferred revenue related to sales contracts executed by Ingenuity prior to the acquisition. Reconciliations of reported results in accordance with U.S. GAAP to adjusted results are included in the tables accompanying this release.

Adjusted net sales grew 3% at constant exchange rates (CER) in the second quarter of 2013 on growth in all regions, as well as in Molecular Diagnostics (+4% CER), Pharma (+4% CER) and Academia (+3% CER). The ongoing product portfolio grew 1% CER, while Ingenuity (acquired April 29, 2013) and AmniSure (acquired May 3, 2012) provided approximately two percentage points of additional CER growth. Currency movements had no significant impact on reported sales growth.

An operating loss of $34.2 million in the second quarter of 2013 was primarily due to a restructuring charge of $76 million that included costs for the last group of actions in the major efficiency project, as compared to operating income of $45.4 million in the same period of 2012. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, declined 3% to $83.4 million compared to $86.4 million in the second quarter of 2012. The adjusted operating income margin was 26% of net sales in the second quarter of 2013 compared to 28% in the 2012 period.

In the second quarter of 2013, net loss attributable to owners of QIAGEN N.V. was $51.8 million, or $0.22 per diluted share (based on 234.1 million shares), compared to net income of $33.3 million, or $0.14 per diluted share (based on 240.2 million shares) in the year-ago period. Adjusted net income attributable to owners of QIAGEN N.V. rose 6% to $64.2 million, or $0.27 per share on an adjusted diluted EPS basis (based on 240.5 million shares), compared to $60.8 million, or $0.25 per share (based on 240.2 million shares), in the 2012 quarter.

“QIAGEN has the financial resources to invest in attractive business opportunities that create value while also improving returns to shareholders, such as through our plans for a new $100 million share repurchase program,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “We are convinced the charges that are being taken to complete the efficiency project in 2013 will enable QIAGEN to grow faster, and to translate this growth into improving profitability and higher cash flows. We are also making two changes starting in 2014 in terms of financial reporting: With the completion of the efficiency project in 2013, restructuring costs will only be adjusted for business integration and acquisition-related activities; and share-based compensation costs will no longer be excluded from adjusted earnings. We are convinced QIAGEN is on track to deliver improved results in 2013 and capture a broad range of attractive growth opportunities.”

First half 2013 results

	H1 2013	H1 2012	Change
In $ millions, except per share information			$	CER
Net sales	620.0	603.6	3%	3%
Net sales, adjusted
Operating income, adjusted	161.8	166.7	-3%
Net income, adjusted	118.9	115.6	3%
Diluted EPS, adjusted	$0.49	$0.48
For information on the adjusted figures, please refer to the reconciliation table accompanying this release. Adjusted net sales is a non-GAAP measure that includes all revenue contributions of Ingenuity following the acquisition on April 29, 2013. Due to purchase accounting rules, reported net sales is reduced by fair value adjustments to deferred revenue related to sales contracts executed by Ingenuity prior to the acquisition. Reconciliations of reported results in accordance with U.S. GAAP to adjusted results are included in the tables accompanying this release.
Adjusted net sales rose 3% at constant exchange rates (CER) in the first half of 2013 on growth in all regions, particularly in Asia-Pacific / Japan (+6% CER), while Molecular Diagnostics (+7% CER) more than compensated for largely unchanged sales in the other customer classes. The ongoing product portfolio provided approximately 1 percentage point of growth, while Ingenuity (acquired April 29, 2013) and AmniSure (acquired May 3, 2012) provided approximately two percentage points of additional CER growth. Currency movements had no significant impact on reported sales growth.
Operating loss was $5.1 million in the first half of 2013 compared to operating income of $81.9 million in the same period of 2012. Adjusted operating income, which excludes items such as restructuring and acquisition-related costs, share-based compensation and amortization of intangible assets, declined 3% to $161.8 million compared to $166.7 million in the first half of 2012. The adjusted operating income margin declined to 26% of net sales from 28% in the year-ago period.
In the first half of 2013, the net loss attributable to owners of QIAGEN N.V. amounted to $31.8 million, or $0.14 per diluted share (based on 233.7 million shares), compared to net income of $61.9 million, or $0.26 per share (based on 239.6 million shares), in the year-ago period. Adjusted net income attributable to owners of QIAGEN N.V. rose 3% to $118.9 million, or $0.49 per share on an adjusted diluted EPS basis (based on 241.0 million shares), from $115.6 million, or $0.48 per share (based on 239.6 million shares), in the 2012 period.
At June 30, 2013, cash and cash equivalents declined to $299.8 million from $394.0 million at December 31, 2012. Net cash provided by operating activities amounted to $93.8 million in the first six months of 2013 compared to $100.0 million in the same period of 2012, with free cash flow improving to $60.1 million compared to $58.2 million in the year-ago period. Net cash used in investing activities was $138.0 million in the first half, less than the $185.0 million of net cash used in the first half of 2012. Net cash used in financing activities was $45.0 million in the first half of 2013, mainly due to completion of the share repurchase program in March 2013, compared to cash provided by financing activities of $78.0 million in the year-ago period.

Business review
Geographic regions
In the second quarter of 2013, all regions advanced at single-digit CER rates. The Asia-Pacific / Japan region (+8% CER, 19% of sales) grew on double-digit CER gains in China, India and Singapore. The Europe / Middle East / Africa region (+2% CER, 32% of sales) rose on improving results in Turkey, the Nordic region and the United Kingdom. The Americas (+2% CER, 48% of sales) was led by Brazil and Mexico, while the U.S. was stable as lower sales of products used for HPV (human papillomavirus) screening were offset by growth in the rest of the product portfolio. Sales in the top seven emerging markets (China, Brazil, Turkey, Korea, India, Russia and Mexico) rose 12% CER and represented 13% of total sales.
Product categories
Consumables and related revenues (+5% CER, 87% of sales) rose across all customer classes, led by Applied Testing and Molecular Diagnostics. Contributions from Ingenuity (recorded in this product category) also supported underlying sales growth in Academia and Pharma.

Instruments (-8% CER, 13% of sales) were lower as a result of the ongoing transition among Molecular Diagnostics customers to reagent rental agreements for QIAsymphony automation system placements, where revenues are recognized over a multi-year period, and also due to lower capital spending trends in Pharma, Applied Testing and Academia. Pharma delivered the strongest growth, while Academia sales were unchanged compared to the year-ago period. Instrument sales were significantly lower in Applied Testing against very strong results in the second quarter of 2012.
Customer classes
An overview of performance in QIAGEN's four customer classes (based on total sales results including organic growth and acquisitions at CER):
Molecular Diagnostics (Q2 2013: +4% CER, 49% of sales) advanced as a solid single-digit CER improvement in sales of consumables more than offset a high-single-digit CER drop in instrument sales, which fell mainly due to emphasis on QIAsymphony placements under multi-year reagent rental agreements. In Prevention, the QuantiFERON-TB test for detection of latent tuberculosis (TB) again delivered more than 20% CER growth on successful market penetration initiatives, particularly in the U.S. and the Asia-Pacific region. Sales of products for HPV testing (-17% CER, 14% of total adjusted net sales) declined in the second quarter of 2013, with sales continuing to decline in the U.S. due to implementation of multi-year customer agreements in light of new competitor pricing actions but rising in the Asia-Pacific / Japan region. In Profiling, consumables sales rose at a robust double-digit CER pace, supported by QIAsymphony placements. Personalized Healthcare sales were slightly higher as double-digit CER growth in companion diagnostic assays was partially offset by lower revenues from co-development projects compared to the same period in 2012. In Point of Need, the AmniSure assay continued to benefit from integration into QIAGEN's global commercial network following the May 2012 acquisition. In the first half of 2013, Molecular Diagnostics rose 7% CER compared to the same period in 2012 and represented 50% of sales, and advanced 16% CER excluding the global HPV franchise.
Applied Testing (Q2 2013: -4% CER, 8% of sales) faced a tough comparison against 28% CER sales growth in the year-ago quarter, which included contributions from the 2012 launch of the QIAsymphony automation platform's application package for this customer class. In the second quarter of 2013, consumables grew at a double-digit CER rate based on the ongoing business expansion in human identification / forensics, veterinary medicine and food safety, but this was more than offset by significantly lower instrument sales. In the first half of 2013, Applied Testing sales were unchanged compared to the same period in 2012 and represented 8% of sales.
Pharma (Q2 2013: +4% CER, 20% of sales) grew across all regions, led by double-digit CER growth in instruments, as well as higher consumables sales despite the ongoing adverse impact of restructuring activities and site consolidations among some customers. Also supporting the underlying sales growth were first-time contributions from Ingenuity. In the first half of 2013, Pharma sales were unchanged compared to the same period in 2012 and represented 19% of sales.
Academia (Q2 2013: +3% CER, 23% of sales) global sales were higher in the second quarter of 2013 as weak results in the U.S. and some areas of Europe were more than offset by growth in Latin America, China and other markets worldwide. Underlying sales gains in consumables were supported by first-time contributions from Ingenuity, while instrument sales were largely unchanged compared to the second quarter of 2012. QIAGEN continues to see very cautious buying patterns among customers in the U.S., primarily due to concerns about the U.S. government sequestration that took effect in March 2013, as well as in certain areas of Europe facing constrained budgets. In the first half of 2013, Academia sales declined 1% CER compared to the same period in 2012 and represented 23% of sales.
Accelerating innovation and growth in 2013
QIAGEN is moving ahead, amid challenging market conditions, to accelerate the pace of innovation and growth in 2013. Building on the progress of strategic initiatives to leverage QIAGEN's leadership in Sample & Assay Technologies across all customer classes, goals for 2013 focus on continuing to drive platform success, add test content for use in all customer classes and broaden QIAGEN's geographic presence. Additional goals are to deliver efficiency and effectiveness through resource allocation, improve QIAGEN's position as an employer of choice and enhance customer experience.

Among recent developments in 2013:

•
Personalized Healthcare: QIAGEN continues to advance its global leadership in companion diagnostics. In July the U.S. Food and Drug Administration (FDA) approved the therascreen EGFR RGQ PCR Kit as a companion diagnostic to guide the use of the new targeted therapy Gilotrif® (afatinib) from Boehringer Ingelheim that also received FDA approval for use in metastatic non-small cell lung cancer (NSCLC) patients. This follows the 2012 launch of the therascreen

KRAS RGQ PCR Kit paired for use with Erbitux® (cetuximab) from Eli Lilly and Bristol-Myers Squibb for metastatic colorectal cancer patients. Also in May, the new QIAGEN (Suzhou) Translational Medicine Center opened on China's BioBAY campus, aiming to accelerate the development of new biomarkers for companion diagnostics. QIAGEN has also expanded its portfolio of co-development projects in 2013 with confidential agreements that include partnership extensions as well as projects with new pharmaceutical companies.

•
Next-generation sequencing (NGS): QIAGEN is moving ahead as planned on a strategic initiative to create an innovative sample-to-result workflow incorporating the GeneReaderTM benchtop NGS sequencer designed to drive routine use of next-generation sequencing in clinical research and diagnostics. QIAGEN has placed the system with select customers for early testing and is preparing for the phased rollout of this complete workflow beginning later this year. QIAGEN continues to expand its NGS portfolio of GeneReadTM DNAseq gene panels, integrating these products with the recently acquired Ingenuity portfolio of biological data interpretation solutions. The current portfolio of nine gene panels for use in cancer is aligned with interpretation from based on Ingenuity Variant AnalysisTM, and is being expanded to 20 gene panels for use in cancer and other disease areas. QIAGEN also recently launched a full range of universal sample and library preparation products for NGS.

•
Leadership in biological data interpretation: Initiatives are underway to integrate Ingenuity Systems, Inc., the leading provider of solutions to quickly and accurately analyze and interpret biological data, into QIAGEN's global commercial network following the acquisition in April 2013. New technologies such as next-generation sequencing (NGS) are generating growing volumes of complex data, and Ingenuity's solutions address the need to quickly turn raw data into actionable information that is scientifically and clinically relevant. Ingenuity announced in June that more than 2,500 users representing over 1,000 leading institutions so far have adopted Ingenuity Variant AnalysisTM, a market-leading solution for the interpretation of NGS data based on the Ingenuity Knowledge Base, which provides researchers access to a vast, expertly curated system of biomedical information. Interpretation of raw biological data is considered one of the most significant challenges in NGS applications, and QIAGEN's Ingenuity portfolio provides powerful solutions to address this bottleneck.

•
Access to exosomes for NGS and real-time PCR workflows: QIAGEN has entered a partnership with Exosome Diagnostics Inc. to develop and commercialize high-performance sample preparation kits to enable analysis of key gene mutations and gene expression levels based on biofluids such as blood, urine and cerebrospinal fluid. The combination of Exosome's technology with components of QIAGEN's consumables and automation platforms will offer researchers, drug developers and physicians the potential to take repeated, accurate genetic "snapshots" of diseases from a patient's biofluids without need for tissue biopsies. Standardized, easy-to-use exosome workflows will offer superior testing solutions spanning basic research and personalized healthcare based on real-time PCR, pyrosequencing and NGS workflows. The first product launches from this collaboration are planned for 2014.

•
QIAsymphony: QIAGEN is well on track to surpass 1,000 cumulative placements during 2013 for the QIAsymphony automation platform, the industry's first modular sample-to-result system that runs commercial assays as well as laboratory-developed tests. U.S. launch of the therascreen EGFR test adds to the growing menu of FDA-approved diagnostics running on the Rotor-Gene Q MDx, a real-time PCR platform within the QIAsymphony family. Building on the more than 750 placements at the end of 2012, demand remains strong for QIAsymphony among customers in both Molecular Diagnostics and the Life Sciences.

•
HPV testing market trends: QIAGEN maintains a solid leadership position in the U.S. market segment for cervical cancer screening with its digene HC2 Test, which ranks as the “gold standard” FDA-approved molecular test for HPV screening based on clinical data, annual sales and testing volumes. In June, QIAGEN announced that a U.S. reference laboratory customer for this test had made public a new non-exclusive agreement to consolidate the purchase of products for a range of women's health diagnostics, including HPV tests, with a competing supplier, but that this customer will continue to offer the digene HC2 Test to its customers. QIAGEN expects that sales related to this customer development represent less than 2% of anticipated total adjusted net sales for 2014. QIAGEN continues to engage with other U.S. customers to reach new multi-year agreements for the digene HC2 Test in light of the price-driven pressure following the entry of new competitors. QIAGEN expects sales of products related to HPV screening will represent less than 10% of total adjusted net sales for 2013.

•
Growing efficiently and effectively: QIAGEN has announced the completion of a major project to improve efficiency and effectiveness throughout the Company, streamlining the organization and freeing up resources for reallocation to strategic initiatives. The last group of initiatives included actions to focus R&D activities on higher-growth areas in all customer classes, concentrate operations at fewer sites, and realign sales and regional marketing teams in the U.S. and Europe to better address customer needs in a more streamlined manner across the continuum from basic research to translational medicine and clinical diagnostics. A restructuring charge of $76 million on operating income was taken in the second quarter of 2013 as part of completing this transformational project. QIAGEN currently expects further restructuring charges to complete this project of approximately $15 million in the third quarter of 2013, and approximately $15 million in the fourth quarter of 2013.

$100 million share repurchase program authorized

QIAGEN intends to exercise the authorization granted by the Annual General Meeting of Shareholders on June 26, 2013, to purchase up to $100 million (excluding transaction costs) of QIAGEN shares. Based on the closing price on July 29, 2013, this represents approximately five million shares. Details of the repurchase program will be announced before its actual commencement in line with Article 4, Section (2) of EC regulation 2273/2003 (so-called Safe Harbor). Repurchased shares will be held in treasury in order to satisfy obligations for exchangeable debt instruments and employee share-based remuneration plans.

Changes in presentation of adjusted results

As of January 1, 2014, QIAGEN will implement two changes to its presentation of adjusted results. First, share-based compensation will be included as a cost in adjusted results, and information on share-based compensation will continue to be disclosed in QIAGEN's regulatory filings and annual reports. Furthermore, also as of January 1, 2014, with the completion of the efficiency project in 2013, costs for restructuring will only be adjusted for those related to business integration and acquisition-related activities.

2013 outlook

Based on the performance in the first half of the year, QIAGEN continues to expect to deliver improved results in 2013. QIAGEN expects adjusted net sales to grow approximately 5% CER in 2013, and adjusted diluted EPS for 2013 of approximately $1.13. For the third quarter of 2013, QIAGEN expects adjusted net sales to grow approximately 6% CER with adjusted diluted EPS of approximately $0.27. These expectations reaffirm the previous guidance provided on April 29, 2013, and do not take into account any further acquisitions that could be completed in 2013.

Conference call and webcast details

Information on QIAGEN's performance will be presented during a conference call on Wednesday, July 31, 2013, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at http://www.qiagen.com/About-Us/Investors/Events-and-Presentations/Conference-Calls, and a webcast will be available at this website. A replay will also be made available on this website.

Use of adjusted results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted net sales, adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V., adjusted diluted EPS and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of June 30, 2013, QIAGEN employed approximately 4,050 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, markets, strategy or operating results, including without limitation its expected operating results, new product developments, new product launches, regulatory submissions, and financing plans are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women's health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts:

Corporate Communications

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
Vice President of Corporate Communications	+1 240 686 2222	Director of Public Relations

Email: pr@qiagen.com
www.qiagen.com/About-Us/Investors/		www.qiagen.com/About-Us/Press-and-Media/
www.twitter.com/qiagen

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited)

	Three months ended
	June 30,
(In $ thousands, except per share data)	2013	2012
Net sales	315,212	307,213
Cost of sales	146,297	104,239
Gross profit	168,915	202,974
Operating expenses:
Research and development	33,639	30,621
Sales and marketing	91,296	85,269
General and administrative, restructuring, integration and other	69,132	31,967
Acquisition-related intangible amortization	9,009	9,690
Total operating expenses	203,076	157,547
(Loss) income from operations	(34,161)	45,427
Other income (expense):
Interest income	413	582
Interest expense	(7,807)	(5,137)
Other expense, net	(5,099)	(1,444)
Total other expense	(12,493)	(5,999)
(Loss) income before provision for income taxes	(46,654)	39,428
Provision for income taxes	5,083	5,745
Net (loss) income	(51,737)	33,683
Net income attributable to non-controlling interest	24	350
Net (loss) income attributable to the owners of QIAGEN N.V.	(51,761)	33,333

Diluted net (loss) income per common share attributable to the owners of QIAGEN N.V.	$(0.22)	$0.14
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.27	$0.25

Diluted shares used in computing diluted net income per common share	234,074	240,231
Diluted shares used in computing diluted net income per common share (adjusted)	240,461	240,231

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited)

	Six months ended
	June 30,
(In $ thousands, except per share data)	2013	2012
Net sales	618,788	603,635
Cost of sales	249,861	211,291
Gross profit	368,927	392,344
Operating expenses:
Research and development	67,939	59,257
Sales and marketing	180,873	167,648
General and administrative, restructuring, integration and other	108,092	65,875
Acquisition-related intangible amortization	17,113	17,654
Total operating expenses	374,017	310,434
(Loss) income from operations	(5,090)	81,910
Other income (expense):
Interest income	1,271	1,171
Interest expense	(15,473)	(10,155)
Other expense, net	(4,582)	(362)
Total other expense	(18,784)	(9,346)
(Loss) income before provision for income taxes	(23,874)	72,564
Provision for income taxes	7,791	10,392
Net (loss) income	(31,665)	62,172
Net income attributable to non-controlling interest	113	248
Net (loss) income attributable to the owners of QIAGEN N.V.	(31,778)	61,924

Diluted net (loss) income per common share attributable to the owners of QIAGEN N.V.	$(0.14)	$0.26
Diluted net income per common share attributable to the owners of QIAGEN N.V. (adjusted)	$0.49	$0.48

Diluted shares used in computing diluted net income per common share	233,699	239,558
Diluted shares used in computing diluted net income per common share (adjusted)	240,955	239,558

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2013	December 31, 2012
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	299,819	394,037
Short-term investments	73,379	90,451
Accounts receivable, net	247,968	250,729
Income taxes receivable	41,966	39,150
Inventories, net	132,646	135,293
Prepaid expenses and other current assets	76,669	55,363
Deferred income taxes	29,375	27,598
Total current assets	901,822	992,621
Long-term assets:
Property, plant and equipment, net	412,419	418,932
Goodwill	1,791,789	1,759,898
Intangible assets, net	798,226	853,872
Deferred income taxes	4,535	2,323
Other long-term assets	67,488	59,985
Total long-term assets	3,074,457	3,095,010
Total assets	3,976,279	4,087,631
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	727	948
Accounts payable	43,467	51,311
Accrued and other current liabilities	219,809	196,447
Income taxes payable	30,003	14,863
Deferred income taxes	2,920	3,300
Total current liabilities	296,926	266,869
Long-term liabilities:
Long-term debt, net of current portion	845,629	846,044
Deferred income taxes	189,357	191,609
Other long-term liabilities	49,069	58,746
Total long-term liabilities	1,084,055	1,096,399
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares issued - 239,411 shares in 2013 and 236,487 shares in 2012, respectively	2,808	2,769
Additional paid-in capital	1,758,234	1,718,163
Retained earnings	953,656	985,434
Accumulated other comprehensive (loss) income	(29,935)	43,991
Less treasury shares at cost - 5,071 shares in 2013 and 1,943 shares in 2012, respectively	(98,993)	(35,653)
Total equity attributable to the owners of QIAGEN N.V.	2,585,770	2,714,704
Non-controlling interest	9,528	9,659
Total equity	2,595,298	2,724,363
Total liabilities and equity	3,976,279	4,087,631

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Three months ended June 30, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (loss) income	Pre-tax (loss) income	Income Tax	Net (loss) income	Diluted EPS*
Reported results	315.2	168.9	(34.2)	(46.7)	(5.1)	(51.8)	$(0.22)
Adjustments:
Business integration, acquisition related and restructuring items	1.2	33.9	79.0	90.9	(3.0)	87.9	0.37
Purchased intangibles amortization	—	19.7	28.7	28.7	(10.1)	18.6	0.08
Share-based compensation	—	0.9	9.9	9.9	(1.8)	8.1	0.03
Other non-recurring income and expense	—	—	—	0.1	1.3	1.4	0.01
Total adjustments	1.2	54.5	117.6	129.6	(13.6)	116.0	0.49
Adjusted results	316.4	223.4	83.4	82.9	(18.7)	64.2	$0.27

* Using 240.5 M diluted shares for adjusted EPS and 234.1 M for reported diluted EPS

Three months ended June 30, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	307.2	203.0	45.4	39.4	(5.7)	33.3	$0.14
Adjustments:
Business integration, acquisition related and restructuring items	—	(5.5)	3.2	3.1	(1.4)	1.8	0.01
Purchased intangibles amortization	—	20.8	30.5	30.5	(10.4)	20.1	0.08
Share-based compensation	—	0.8	7.4	7.4	(1.7)	5.7	0.02
Other non-recurring income and expense	—	—	(0.1)	(0.1)	—	(0.1)	—
Total adjustments	—	16.1	41.0	40.9	(13.5)	27.5	0.11
Adjusted results	307.2	219.1	86.4	80.3	(19.2)	60.8	$0.25

* Using 240.2 M diluted shares

Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)
Six months ended June 30, 2013
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating (loss) income	Pre-tax (loss) income	Income Tax	Net (loss) income	Diluted EPS*
Reported results	618.8	368.9	(5.1)	(24.0)	(7.8)	(31.8)	$(0.14)
Adjustments:
Business integration, acquisition related and restructuring items	1.2	34.3	93.6	105.6	(7.2)	98.4	0.41
Purchased intangibles amortization	—	37.7	54.8	54.8	(18.6)	36.2	0.15
Share-based compensation	—	1.7	18.5	18.5	(3.8)	14.7	0.06
Other non-recurring income and expense	—	—	—	0.1	1.3	1.4	0.01
Total adjustments	1.2	73.7	166.9	179.0	(28.3)	150.7	0.63
Adjusted results	620.0	442.6	161.8	155.0	(36.1)	118.9	$0.49
* Using 241.0 M diluted shares for adjusted diluted EPS and 233.7 M for reported diluted EPS
Six months ended June 30, 2012
(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS*
Reported results	603.6	392.3	81.9	72.6	(10.4)	61.9	$0.26
Adjustments:
Business integration, acquisition related and restructuring items	—	(4.6)	14.5	14.4	(5.2)	9.3	0.04
Purchased intangible amortization	—	40.0	57.7	57.7	(21.3)	36.4	0.15
Share-based compensation	—	1.2	12.6	12.6	(2.9)	9.7	0.04
Other non-recurring income and expense	—	—	—	(1.3)	(0.4)	(1.7)	(0.01)
Total adjustments	—	36.6	84.8	83.4	(29.8)	53.7	0.22
Adjusted results	603.6	428.9	166.7	156.0	(40.2)	115.6	$0.48
* Using 239.6 M diluted shares
Tables may contain rounding differences